AgeX Therapeutics, Inc.

1101 Marina Village Parkway

Suite 201

Alameda, California 94501

(510) 671-8370

February 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Cindy Polynice
Laura Crotty
Jenn Do
Kevin Vaughn

Re:	AgeX Therapeutics, Inc. Registration Statement on Form S-4/S-1 (File No. 333-275536)

Ladies and Gentleman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), AgeX Therapeutics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above-referenced Registration Statement on Form S-4/S-1 filed by the Company (the “Registration Statement”) be accelerated to 3:30 p.m., Eastern Standard Time, on February 13, 2024 or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Harrison Tucker at (346) 718-6643, or in his absence, Chris W. Trester at (650) 849-5212. We also respectfully request that a copy of the written order from the U.S. Securities and Exchange Commission verifying the effective time of such Registration Statement be sent to Gibson, Dunn & Crutcher LLP, attention: Harrison Tucker, via email at HTucker@gibsondunn.com.

[Signature page follows]

Very truly yours,

AgeX Therapeutics, Inc.

By:	/s/ Andrea E. Park
Name:	Andrea E. Park
Title:	Chief Financial Officer

cc:	Robert Phillips, Gibson, Dunn & Crutcher LLP
Harrison Tucker, Gibson, Dunn & Crutcher LLP
Chris W. Trester, Gibson, Dunn & Crutcher LLP
Scott Ludwig, Bradley Arant Boult Cummings LLP
Stephen Hinton, Bradley Arant Boult Cummings LLP

[Signature Page to Acceleration Request]